Exhibit 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(In millions of U.S. dollars, except per share amounts, and in accordance with U.S. GAAP)

Overview

For almost 30 years, we have delivered the semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

Prior to the third quarter of Fiscal 2006, we segmented our business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. On November 15, 2005, we sold the assets related to our RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited. Following the sale of this business, we also conducted a strategic assessment of our remaining operations. Based on this review of our current strategic direction, we determined that all of our product lines within our four operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As a result of this review, we have concluded that we have met the criteria to aggregate these operating segments, and as a result we will report as one reportable segment.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine month periods ended December 23, 2005, compared with the corresponding periods in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our audited consolidated financial statements and notes for the fiscal year ended March 25, 2005.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o     rapid technological developments and changes;

      o our ability to achieve profitability and generate positive cash flows in the future;

      o     our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     increasing price and product competition;

      o our exposure to product warranty claims resulting from product defects or failures;

      o     order cancellations or deferrals by our customers;

      o     our ability to attract and retain key employees;

      o protection and validity of our patent and other intellectual property rights; and

      o other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED
DECEMBER 23, 2005

      Summary of Results of Operations                                         Three Months Ended           Nine Months Ended
                                                                              ---------------------      -----------------------
      (millions of U.S. dollars, except per share                             Dec. 23,     Dec. 24,      Dec. 23,       Dec. 24,
      amounts)                                                                  2005         2004          2005           2004
                                                                              --------     --------      --------       --------
      Consolidated revenue:                                                   $  37.4       $  36.6       $ 105.7       $ 125.0

      Income (loss) from continuing operations:                                  (4.8)         (7.4)         (3.9)          6.5
      Discontinued operations                                                    55.8          (0.2)         49.0          (3.4)
                                                                              -------       -------       -------       -------
      Net income (loss) for the period                                           51.0          (7.6)         45.1           3.1
                                                                              =======       =======       =======       =======

      Income (loss) per common share:
          From continuing operations:                                           (0.04)        (0.06)        (0.05)         0.04
          From discontinued operations:                                          0.43            --          0.39         (0.03)
                                                                              -------       -------       -------       -------
          Basic and diluted                                                      0.39         (0.06)         0.34          0.01
                                                                              =======       =======       =======       =======

      Weighted average common shares
      outstanding (millions):
          Basic                                                                 127.3         127.3         127.3         127.3
                                                                              =======       =======       =======       =======
          Diluted                                                               127.4         127.3         127.3         127.3
                                                                              =======       =======       =======       =======

Our revenue in the third quarter of Fiscal 2006 was $37.4, up 2% from revenue of $36.6 in the third quarter of Fiscal 2005. Increased sales volumes of our Legacy and Foundry products were partially offset by lower sales of our Ultra Low-Power Communications and Timing and Convergence products, resulting in sales remaining relatively flat over the two periods.

Revenue in the nine months ended December 23, 2005, was $105.7, down 15% from revenue of $125.0 in the corresponding period of Fiscal 2005. Revenue declines were seen in most areas of our business. The largest declines were seen in shipments of our Legacy and Ultra Low-Power Communications products, which accounted for approximately 7% and 6% respectively, of the decline.

We experienced higher sequential bookings in the third quarter of Fiscal 2006 due primarily to increased bookings of our Timing and Convergence, Legacy, and Foundry products.

In the third quarter of Fiscal 2006, we recorded a loss from continuing operations of $4.8, or $0.04 per share. This compares to a loss from continuing operations of $7.4, or $0.06 per share, in the third quarter of Fiscal 2005. The loss from continuing operations in the third quarter of Fiscal 2006 included an impairment on a design tool contract of $5.4, included in Asset Impairment and Other. In addition, severance costs of $0.9 were included in the third quarter of Fiscal 2006 as we reduced headcount in our selling and administrative and operations functions. The lower loss from continuing operations in the third quarter of Fiscal 2006 as compared to the same period in Fiscal 2005 was driven primarily by lower operating costs due to headcount reductions and other cost reductions implemented in the fourth quarter of Fiscal 2005.

In the nine month period ended December 23, 2005, we recorded a loss from continuing operations of $3.9, or $0.05 per share. This compares to income from continuing operations of $6.5, or $0.04 per share, in the corresponding period of Fiscal 2005. The loss from continuing operations in the first nine months of Fiscal 2006 was driven primarily by lower revenues as compared to the corresponding period in the previous year. In addition, we recorded an impairment of $5.4 on a design tool contract, as well as severance costs of $0.9 incurred in the third quarter. These unfavorable impacts were partially offset by a gain on sale of foundry business of $1.9. The income from continuing operations of $6.5 in the nine month period ended December 24, 2004, included a gain on sale of foundry business of $9.9.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                                     Three Months Ended                            Nine Months Ended
                                        --------------------------------------------  --------------------------------------------
                                                     % of                    % of                  % of                    % of
                                        Dec. 23,     -----     Dec. 24,     -----     Dec. 23,     -----     Dec. 24,     -----
(millions of U.S. dollars)                2005       Total       2004       Total       2005       Total       2004       Total
                                        --------     -----     --------     -----     --------     -----     -------      -----
Revenue:
Asia / Pacific                           $    11.2       30 %  $     8.6        23 %   $    32.6       31 %  $    32.7        26 %
Europe                                        15.0       40 %       13.0        36 %        39.7       38 %       45.3        36 %
United States                                  8.5       23 %       12.8        35 %        26.3       25 %       37.2        30 %
Canada                                         2.2        6 %        1.9         5 %         5.8        5 %        6.4         5 %
Other Regions                                  0.5        1 %        0.3         1 %         1.3        1 %        3.4         3 %
                                         ---------      ---    ---------       ---     ---------      ---    ---------       ---
Total                                    $    37.4      100 %  $    36.6       100 %   $   105.7      100 %  $   125.0       100 %
                                         =========      ===    =========       ===     =========      ===    =========       ===

Asia/Pacific

Asia/Pacific revenue increased by 30% during the third quarter of Fiscal 2006 compared to the same period of Fiscal 2005. The increase was driven predominately by increased shipments of our Legacy products, which accounted for approximately 16% of the increase. We also had higher sales volumes of products in our Timing and Convergence products, which accounted for approximately 8% of the increase.

Revenue for the nine months ended December 23, 2005, totaled $32.6, as compared with $32.7 in the corresponding period in Fiscal 2005. Increases in shipments of our Optical products were largely offset by declines in our Voice Processing and Legacy products.

Europe

European revenues increased by 15% in the third quarter of Fiscal 2006 compared to the same period of Fiscal 2005. The increase in revenue was due mainly to higher sales volumes of our Ultra Low-Power Communications products.

Revenue for the nine months ended December 23, 2005, totaled $39.7, down 12% compared with the corresponding period in Fiscal 2005. European revenues decreased mainly due to lower sales volumes of our Legacy products which accounted for a revenue decline of approximately 6%. We also saw decreased shipments of our Ultra Low-Power Communications products, which accounted for revenue declines of approximately 3%.

United States

Revenue from customers in the United States decreased by 34% during the third quarter of Fiscal 2006 compared to the third quarter of Fiscal 2005, due mainly to decreased sales volumes of our Ultra Low-Power Communications products.

Revenue for the nine months ended December 23, 2005, totaled $26.3, down 29% from the corresponding period in Fiscal 2005. Revenue decreases were mainly driven by lower sales volumes of our Ultra Low-Power Communications, Timing and Convergence and Legacy products, which accounted for revenue declines of approximately 11%, 10%, and 6%, respectively.

Canada

Canadian revenue in the third quarter of Fiscal 2006 increased by $0.3 compared to the same period in Fiscal 2005, primarily due to higher sales volumes of our Legacy products.

Revenue for the nine months ended December 23, 2005, totaled $5.8, down $0.6 as compared with the corresponding period in Fiscal 2005, primarily due to fewer shipments of our Legacy products.

Other Regions

Revenue to customers in other regions during the third quarter of Fiscal 2006 increased by $0.2 compared to the same period in Fiscal 2005 due mainly to higher shipments of our Foundry products.

Revenue for the nine months ended December 23, 2005, totaled $1.3, down $2.1 as compared with the corresponding period in Fiscal 2005 due mainly to lower sales volumes of our Legacy products.

GROSS MARGIN

                                                          Three Months Ended                           Nine Months Ended
                                                    -----------------------------                -----------------------------
                                                    Dec. 23,             Dec. 24,                Dec. 23,             Dec. 24,
(millions of U.S. dollars)                            2005                 2004                    2005                 2004
                                                    --------             --------                --------             --------
Gross Margin                                      $      19.4          $      18.2             $      51.8          $      63.9

As a percentage of revenue                               52 %                 50%                     49 %                 51 %

Gross margin in the three month period ended December 23, 2005, was 52%, an increase of two percentage points from the same period in Fiscal 2005. The increase was driven primarily by improved recoveries of fixed operations costs.

Gross margin for the nine months ended December 23, 2005, was 49%, a decrease of two percentage points compared with the corresponding period in Fiscal 2005. The decrease was due mainly to under-recoveries of fixed operations costs in the first half of Fiscal 2006. In addition, our gross margin decreased due to an unfavorable change in product mix of our Foundry and Optical products, partially offset by a favorable change in product mix of our Legacy products.

OPERATING EXPENSES

Research and Development (R&D)

                                                          Three Months Ended                           Nine Months Ended
                                                    -----------------------------                -----------------------------
                                                    Dec. 23,             Dec. 24,                Dec. 23,             Dec. 24,
(millions of U.S. dollars)                            2005                 2004                    2005                 2004
                                                    --------             --------                --------             --------

R&D expenses                                      $       9.1          $      12.9             $      28.0          $      37.1

As a percentage of revenue                               24%                  35 %                    26 %                 30 %

R&D expenses decreased by 29%, or $3.8, in the third quarter of Fiscal 2006 from the same period in Fiscal 2005. R&D expenses for the nine months ended December 23, 2005, were $28.0, a decrease of 25% compared with the corresponding period in Fiscal 2005. The decrease in both periods resulted mainly from reduced salaries, benefits, and materials costs resulting from headcount reductions implemented during the fourth quarter of Fiscal 2005, as we ceased research and development on our digital video decoder program. In addition, we also benefited from lower research and development expenses related to our Ultra Low-Power Communications product development, resulting from the reimbursement of development costs. We also benefited from lower design tool costs in the three and nine months ended December 23, 2005, as compared to the same periods in the previous year.

Our Ultra Low-Power Communications product strategy comprises a blend of ASSPs and custom design and development. This strategy allows us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering (NRE) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from quarter to quarter.

Our R&D activities focused on the following areas:

      o Network Timing and Synchronization - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization;

      o TDM over Internet Protocol (IP) Processing Solutions - Meeting network convergence with TDM over IP processing solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Ethernet Switching - high density Fast Ethernet (FE) switching for communication backplanes and for linecards where integrated Quality of Service (QOS) is required for converged solutions;

      o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

      o Parallel optical modules for high speed, short reach applications, providing customers with more cost effective solutions;

      o Ultra low-power integrated circuits supporting short-range wireless communications for industrial applications such as electronic shelf labels and radio frequency tagging, and healthcare applications such as implantable devices, swallowable camera capsules, and personal area communications devices;

      o High performance custom Coder/Decoders (CODECs) chips for major hearing aid companies; and

      o     Surge   protection   ASSPs  used  in   implantable   pacemakers  and
            defibrillators for cardiac rhythm management.

Selling and Administrative (S&A)

                                                          Three Months Ended                           Nine Months Ended
                                                    -----------------------------                -----------------------------
                                                    Dec. 23,             Dec. 24,                Dec. 23,             Dec. 24,
(millions of U.S. dollars)                            2005                 2004                    2005                 2004
                                                    --------             --------                --------             --------

S&A Expenses                                      $      10.2          $      11.1             $      26.3          $      29.6

As a percentage of revenue                               27 %                 30 %                    25 %                 24 %

S&A expenses decreased by 8%, or $0.9, in the third quarter of Fiscal 2006 from the same period in Fiscal 2005. S&A expenses for the nine months ended December 23, 2005, were $26.3, a decrease of 11% as compared to the corresponding period in Fiscal 2005. The decrease in both periods was primarily due to lower salaries and benefits resulting from headcount reductions implemented in the fourth quarter of Fiscal 2005, partially offset by severance costs of $0.6 incurred in the third quarter of Fiscal 2006.

Asset Impairment and Other

During the third quarter of Fiscal 2006 we performed a review of the usage of our software design tools. As a result of this review, we recognized an impairment on design tools no longer in use of $5.4 in the three and nine month periods ended December 23, 2005 (three and nine months ended December 24, 2004 - $nil). The impairment resulted in a decrease in prepaid expense of $2.1, and a provision of $3.3 (which was included in provisions for exit activities) which is payable in the first quarter of Fiscal 2007.

Gain on Sale of Business

During Fiscal 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable.

In the first quarter of Fiscal 2006, we received payment of $2.0 being the final installment of the note receivable due from X-FAB, and recognized a gain on sale of business of $nil and $1.9 in the three and nine months ended December 23, 2005, respectively. (Three and nine months ended December 24, 2004 - $nil and $9.9, respectively.)


NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three and nine months ended December 23, 2005, was $0.5 and $1.3, respectively, as compared to $0.3 and $0.7, respectively, in the three and nine months ended December 24, 2004. The increase in both periods was mainly due to higher interest rates in Fiscal 2006, as well as increased cash balances in the third quarter of Fiscal 2006 resulting from the cash proceeds received upon sale of the RF Front-End Consumer Business.

Foreign Exchange Gains and Losses

Foreign exchange losses in the third quarter of Fiscal 2006 amounted to $nil as compared to losses of $1.8 for the same period in Fiscal 2005. Foreign exchange gains for the nine months ended December 23, 2005, were $1.2, as compared to losses of $2.2 for the same period in Fiscal 2005. Net foreign exchange gains and losses were recorded on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates.

Historically we have held restricted cash in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During the third quarter of Fiscal 2006, we secured our Swedish pension liability of $12.1 (96.3 million Swedish Krona) by directly pledging $12.2 (97.5 million Swedish Krona) of cash. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses was reduced in the third quarter of Fiscal 2006. The foreign exchange gains and losses in the nine months ended December 23, 2005, and the three and nine months ended December 24, 2004, related primarily to revaluation of our pension liability denominated in Swedish Krona prior to the implementation of the natural hedge.

INCOME TAXES

We have recorded income tax expense of $nil in the third quarter of Fiscal 2006, compared with income tax of $0.1 for the corresponding period in Fiscal 2005.

Income tax expense for the nine months ended December 23, 2005, was $0.4, compared with a recovery of $0.9 for the corresponding period in Fiscal 2005. During the second quarter of Fiscal 2006, audits related to our 2001 Canadian federal tax return were substantially completed. Based on the results of these audits, we increased our tax provision for estimated additional costs expected to be incurred to settle outstanding issues relating to fiscal years still subject to audit. During the nine months ended December 24, 2004, an income tax recovery of $0.9 was recorded related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.3.

In addition to income taxes from continuing operations discussed above, we also recorded income taxes from discontinued operations as discussed elsewhere in this Management's Discussion and Analysis.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of December 23, 2005, of $190.3 (March 25, 2005 - $191.7). The decrease in the valuation allowance relates primarily to the utilization of losses on the sale of the RF Front-End Consumer Business, and the reversal of temporary differences incurred in our domestic and foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

INCOME (LOSS) FROM CONTINUING OPERATIONS

We recorded a loss from continuing operations of $4.8, or $0.04 per share, in the third quarter of Fiscal 2006. This compares to a loss from continuing operations of $7.4, or $0.06 per share, in the same period of Fiscal 2005. The loss from continuing operations in the third quarter of Fiscal 2006 was caused mainly by Asset Impairment and Other charges of $5.4, as well as severance costs of $0.9, which are discussed elsewhere in this Management's Discussion and Analysis. The loss from continuing operations was reduced by cost reductions in R&D and S&A which were implemented in the prior year. The loss from continuing operations for the three month period ended December 24, 2004, resulted primarily from higher R&D and S&A expenses, as well as foreign exchange losses of $1.8.

In the nine month period ended December 23, 2005, we recorded a loss from continuing operations of $3.9, or $0.05 per share. This compares to income from continuing operations of $6.5, or $0.04 per share, in the same period of Fiscal 2005. The loss from continuing operations for the nine month period ended December 23, 2005, was primarily the result of the Asset Impairment and Other charges of $5.4 and severance costs of $0.9 incurred in the third quarter of Fiscal 2006. The income for the nine month period ended December 24, 2004, was primarily a result of a gain on sale of business of $9.9, partially offset by foreign exchange losses of $2.2.

DISCONTINUED OPERATIONS

On November 15, 2005, we sold the assets of our RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $55.8 in the third quarter of Fiscal 2006.


The following table shows the carrying value of the assets that were included as assets held for sale:

                                                         Dec. 23,   March 25,
                                                           2005       2005
                                                         --------   ---------
      Inventories                                          $  --     $ 6.8
      Fixed assets                                            --       2.8
                                                           -----     -----
      Total assets                                         $  --     $ 9.6
                                                           =====     =====

The following table shows the results of the RF Front-End Consumer Business, which are included in discontinued operations:

                                                                               Three Months Ended              Nine Months Ended
                                                                            -----------------------         -----------------------
                                                                            Dec. 23,        Dec. 24,        Dec. 23,        Dec. 24,
                                                                             2005             2004           2005            2004
                                                                            -------         -------         -------         -------
      Revenue                                                               $  10.0         $  14.6         $  34.1         $  40.8
                                                                            -------         -------         -------         -------

      Operating loss from discontinued operations                                --            (0.2)           (6.8)           (3.4)
      Gain on disposal, net of tax of $1.8                                     55.8              --            55.8              --
                                                                            -------         -------         -------         -------
      Income (loss) from discontinued operations                            $  55.8         $  (0.2)        $  49.0         $  (3.4)
                                                                            =======         =======         =======         =======

The following table shows the cash flows from investing activities in the three and nine months ended December 23, 2005, related to the sale of the RF Front-end Consumer Business:

      Proceeds on sale                                              $68.0
      Payment of transaction and other costs                         (1.6)
                                                                    -----
      Proceeds from sale - net                                      $66.4
                                                                    =====

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 23, 2005, were cash, cash equivalents and short-term investments totaling $110.6 (March 25, 2005 - $59.0). Included in these amounts as at December 23, 2005, were cash and cash equivalents of $91.0 (March 25, 2005 - $19.4), and short-term investments of $19.6 (March 25, 2005 - $39.6).

Operating Activities

Cash used in operating activities during the nine months ended December 23, 2005, was $7.8, as compared to $10.0 used in the same period of Fiscal 2005.

Cash used in operating activities before working capital changes amounted to $1.7 for the nine months ended December 23, 2005, as compared to $3.9 provided in the first nine months of Fiscal 2005. Cash used in operations resulted primarily from the loss from continuing operations during the period. Since March 25, 2005, our non-cash working capital increased by $6.1, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $6.7, driven mainly by a reduction in our provision for exit activities of $3.4 due mainly to the payment of severance costs incurred in Fiscal 2005, and an increase in income taxes payable of $2.1 resulting from primarily from the sale of our RF Front-End Consumer Business; and

      o an increase in prepaid expenses of $2.1 due mainly to a payment related to the renegotiation of a multi-year software design tool contract; partially offset by

      o a decrease in trade and other accounts receivable of $3.0 due to lower revenue during the third quarter of Fiscal 2006 resulting from the sale of our RF Front-End Consumer Business.

In comparison, our non-cash working capital increased by $14.0 during the first nine months of Fiscal 2005, primarily as a result of the following:

      o     an  increase  in  inventory  of  $6.0   resulting  from  efforts  to
            accommodate expected sales demand in the fourth quarter of Fiscal 2005;

      o an increase in trade and other accounts receivable of $4.6 due to the timing of sales and cash collections during the quarter, and claims with certain of our foundry suppliers;

      o an increase in prepaid expenses of $2.1 resulting mainly from the timing of payments on software design tool contracts; and

      o an increase in payables and accrued liabilities of $2.0 due mainly to the timing of payments made to our foundry suppliers.

Investing Activities

Cash provided from investing activities during the nine months ended December 23, 2005, was $87.9, resulting primarily from the following:

      o Net proceeds on the sale of our RF Front-End Consumer Business of $66.4;

      o     the maturity of short-term investments totaling $67.7; and

      o proceeds of $2.0 received as payment against a note receivable from X-FAB; partially offset by

      o     purchases of short-term investments totaling $47.7.


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

Cash provided from investing activities was $23.1 for the nine months ended December 24, 2004, primarily from the following:

      o     matured short-term investments totaling $109.4; and

      o proceeds of $9.9 received as payment against a note receivable from X-FAB; partially offset by

      o     purchases of short-term investments of $94.2.

In addition, cash flows from investing activities in for the nine months ended December 23, 2005, included $0.5 in expenditures for capital assts net of proceeds on disposal of capital assets, as compared to $2.0 in the same period of the prior year.

Financing Activities

Cash used in financing activities during the nine months ended December 23, 2005, was $2.2. The use of cash was primarily the result of the following:

      o     payment of dividends on preferred shares of $1.6; and

      o     repurchase of preferred shares of $1.3, partially offset by

      o     a decrease in restricted cash of $0.7.

Cash used in financing activities during the first nine months of Fiscal 2005 was $5.6, resulting primarily from the following:

      o     an increase in restricted cash of $3.9; and

      o     payment of dividends on preferred shares of $1.6.

We are required to pay quarterly dividends on our preferred shares of $0.43 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.6 in dividends in the fourth quarter of Fiscal 2006. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.46 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares remains below this price, we expect to repurchase approximately $0.5 of preferred shares in the fourth quarter of Fiscal 2006.

At the end of the second quarter of Fiscal 2006, we had credit facilities totaling $27.2 (U.S. $10.0 and Cdn $20.0) available for letters of credit. The credit facilities were used primarily to secure our Swedish pension liability, and were secured with restricted cash. During the third quarter of Fiscal 2006, we directly pledged $12.2 (97.5 million Swedish Krona) of cash and fully secured our Swedish pension liability; consequentially, we decreased our credit facilities to $10.9 (U.S. $10.0 and Cdn $1.0). As at December 23, 2005, we had used $0.8 of our credit facilities, and accordingly we had unused facilities of $10.1 available for letters of credit. The outstanding letters of credit included the following:

      o $0.6 related to our Supplementary Executive Retirement Plan (SERP) plan; and

      o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at December 23, 2005, cash and cash equivalents totaling $13.2 were pledged under the credit facilities to cover outstanding letters of credit. A total of $12.2 (97.5 million Swedish Krona) in restricted cash is now pledged to secure our pension liability of $12.1 in Sweden. We have also pledged $0.8 related to our SERP plan and office lease arrangements, and $0.2 as security for a custom bond and related credit facilities.

While we have already pledged $12.2 of cash to secure the current pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

During the second quarter of Fiscal 2006 we renegotiated a multi-year contract related to design tools and software used in product development. The renegotiated contract is expected to result in lower costs over the term of the agreement; however we were required to make an upfront payment of $4.1. To reflect the substance of this multi-year agreement, a portion of this payment has been recorded as a long-term asset.

Our purchase obligations as at December 23, 2005 were as follows:

                                             Payments due by period
                                             Less than 1               4 - 5
                                  Total          year     1 - 3 years    years
                                ------------------------------------------------
Purchase Obligations              $ 9.1         4.8           3.4         0.9

There have been no other significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 25, 2005.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations

BACKLOG

Our 90-day backlog as at December 23, 2005, was $27.4 (September 23, 2005 - $28.2). Generally, manufacturing lead times for semiconductor products are longer than one quarter because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for the quarter or year.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There are no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 25, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154 (SFAS 154), Accounting Changes and Error Corrections. SFAS 154 replaces Accounting Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in Fiscal years beginning after December 14, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our financial position or results of operations.

In December 2004, the FASB published a revision to SFAS No. 123 (SFAS 123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005, the Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. We will use the Black-Scholes option pricing model to account for stock options on a modified prospective basis beginning in the first quarter of Fiscal 2007.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (SFAS 151). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial position, results of operations or cash flows.

COMMON SHARES OUTSTANDING

As at January 20, 2006 there were 127,309,598 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.


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